Exhibit 12.1

GTx, Inc.
Computation of Ratio (Deficiency) of Earnings Available to Cover Fixed Charges

	Six Months Ended	Year Ended December 31,
	June 30, 2010	2009	2008	2007	2006	2005

Income (loss):
Pretax income (loss) from continuing operations (1)	$31,398	$(46,494)	$(51,780)	$(40,359)	$(35,510)	$(36,839)
Fixed charges (from below)	62	104	89	35	32	32

Total income (loss)	31,460	(46,390)	(51,691)	(40,324)	(35,478)	(36,807)

Fixed charges:
Interest expense	6	—	—	—	—	—
Estimated interest portion of rent expenses	56	104	89	35	32	32

Total fixed charges	62	104	89	35	32	32

Coverage deficiency	$—	$(46,494)	$(51,780)	$(40,359)	$(35,510)	$(36,839)

Ratio of earnings to fixed charges	507.4	—	—	—	—	—

(1)	Pretax income from continuing operations for the six months ended June 30, 2010 includes the recognition as collaboration revenue of all of the remaining $49.9 million of unamortized revenue that was deferred as of December 31, 2009 related to the Company’s global exclusive license and collaboration agreement (the “Collaboration Agreement”) with Merck & Co., Inc. (“Merck”), as well as the final payment of $5.0 million of research and development cost reimbursement that will be received under the Collaboration Agreement from Merck in December 2010, the accelerated recognition of which resulted from the termination of the Collaboration Agreement in March 2010.